July 29, 2005
Ms. Jennifer Goeken:
We received your letter of July 20th about our response to your original letter dated June 14th, 2005 with respect to certain of our Form 10-KSB and Form 10-QSB filings. This is your File No. 1-08521. I have consulted with our auditors and we would like to obtain clarification from you concerning your response as follows: “we continue to believe that cash held in your functional currency is not subject to changes in fair value and a valuation account is not applicable.”
We are requesting a conference call with you before we send in our response. Our goal is to more clearly understand your position and proposed accounting treatment. I called your office number and understand that you are out of the office until August 1. I am asking you to check your schedule when you return and select a time when we could talk. I expect that this would take less than 30 minutes of your time. I am also hoping that we could complete this conversation by August 5th, so we can incorporate any changes in the June 30, 2005 Form 10-QSB. I will call your office on Monday, August 1st to set up an appointment.
Additionally, I am requesting an extension of five business days after our telephone conference to complete our response. If we can have our call by August 5th, we expect to submit our answer to your comments on or before Friday, August 12, 2005.
Thank you in advance.
/s/ Courtney Cowgill
Courtney Cowgill
CFO
Oceanic Exploration Company
303-220-8330
Courtney.cowgill@oceanicexploration.com